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[bracketology]

Fantasy sports, for reality TV.

INVEST IN **BRACKETOLOGY**

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reality TV fantasy ga

📍 Chicago

jewishjonah · 6m ago

Part 23 | Wouldn't you have loved to be an early investor in fantasy sports? Don't miss your second chance! 🏆📺 @bracketology.tv #investing #crowdfunding #realitytv #startup #bracketologytv Note: We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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